Exhibit (b)-2

EXECUTION VERSION

JPMORGAN CHASE BANK, N.A.

J.P. MORGAN SECURITIES LLC

383 Madison Avenue

New York, NY 10179

CONFIDENTIAL

December 5, 2012

Freeport-McMoRan Copper & Gold Inc.

333 N. Central Ave.

Phoenix, AZ 85004

Attention:	Kathleen Quirk
Executive Vice President,
Chief Financial Officer and Treasurer

PROJECT MAINE

$1,447,000,000 364-Day Senior Bridge B Facility

Bridge B Commitment Letter

Ladies and Gentlemen:

You have advised JPMorgan Chase Bank, N.A. (“JPMCB”) and J.P. Morgan Securities LLC (“JPMS” and, together with JPMCB, “we” or “us”) that Freeport-McMoRan Copper & Gold Inc. (“FCX” or “you”) intends, directly or through one or more of your wholly owned subsidiaries, to acquire McMoRan Exploration Co. (“MMR” or the “Target”) and to consummate the other Transactions described in the Transaction Description attached hereto as Exhibit A. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description or the Summary of Terms attached hereto as Exhibit B (the “Bridge B Term Sheet”) (such Exhibits, together with this commitment letter and the other exhibits hereto, this “Bridge B Commitment Letter”).

In connection with the foregoing, you have also entered into a Bridge A Commitment Letter dated as of the date hereof (such commitment letter, together with the Transaction Description attached thereto as Exhibit A, the Summary of Terms attached thereto as Exhibit B (together with the Bridge B Term Sheet, the “Term Sheets”) and the other exhibits thereto, the “Bridge A Commitment Letter” and, together with this Bridge B Commitment Letter, the “Commitment Letters”), among you and us, in respect of the 364-day senior unsecured bridge term loan facility (the “Bridge A Facility” and, together with the Bridge B Facility, the “Facilities”) in an aggregate principal amount of up to $1,053,000,000 (such amount, the “Bridge A Facility Amount”). Pursuant to the Bridge A Commitment Letter, JPMCB has advised you of its commitment to provide the entire principal amount of the Bridge A Facility (together with the Bridge B Commitment, the “Commitments”), subject to the terms and conditions set forth or referred to in the Bridge A Commitment Letter.

JPMCB is pleased to advise you of its commitment to provide the entire principal amount of the Bridge B Facility (the “Bridge B Commitment”), subject to the terms and conditions set forth or referred to in this Bridge B Commitment Letter. It is agreed that JPMS will act as sole lead arranger and sole bookrunner (in such capacities, the “Arranger”) for the Bridge B Facility. It is also agreed that JPMCB will act as sole administrative agent (the “Administrative Agent”) for the Bridge B Facility and that each of JPMS and JPMCB will, in its capacity as Arranger or Administrative Agent, respectively, perform all functions and exercise all authority customarily performed and exercised in such roles. It is anticipated that other institutions committing to one or more of the Facilities will be named as managing agents or co-agents or receive other agent titles in connection with the Facilities (but no additional bookrunner or arranger will be appointed), in each case as agreed between you and JPMS. You agree that, except as contemplated above or pursuant to a mutual agreement between you and us, no other agents, co-agents, arrangers, co-arrangers, bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by this Bridge B Commitment Letter and the Fee Letter relating to the Commitment Letters dated as of the date hereof and delivered herewith (the “Fee Letter”) or pursuant to a mutual agreement between you and us) will be paid in connection with the Bridge B Facility. It is further understood and agreed that JPMS will have “left” placement in all marketing materials and other documentation used in connection with the Bridge B Facility.

We intend to syndicate the Bridge B Facility to a group of financial institutions that will become parties to the definitive documentation (the “Bridge B Facility Documentation”) for the Bridge B Facility (together with JPMCB, the “Lenders”) identified by us in consultation with you. You understand and agree that the Facilities may be syndicated jointly and may be documented pursuant to a single credit agreement. JPMS intends to commence syndication efforts promptly upon the execution of this Bridge B Commitment Letter, and you agree actively to assist JPMS in completing a syndication satisfactory to you, JPMS and JPMCB until the earlier of a Successful Syndication (as defined in the Successful Syndication Letter dated as of the date hereof, among you and us) and the date that is 90 days after the Closing Date. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending and investment banking relationships and the lending and investment banking relationships of the Target, (b) direct contact between management of FCX (and your using commercially reasonable efforts to cause direct contact between management of the Target) and the proposed Lenders, (c) if necessary in the reasonable judgment of JPMS, your hosting, with JPMS, of one or more meetings of prospective Lenders and (d) your assistance (and your using commercially reasonable efforts to cause the Target to assist) in the preparation of a confidential information memorandum (the “Confidential Information Memorandum”) and other marketing materials to be used in connection with the syndication (collectively with the Exhibits hereto, the “Information Materials”). JPMS agrees not to distribute the Information Materials without FCX’s written approval (such approval not to be unreasonably withheld), and JPMS will distribute the Information Materials only to prospective Lenders that have been approved by FCX.

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It is understood and agreed that, to the extent you appoint additional agents or co-agents (including without limitation, senior managing agents), or confer other agent titles in respect of the Bridge B Facility as contemplated hereby, the Bridge B Commitment of JPMCB in respect of the Bridge B Facility will be reduced by the amount of the commitments of such appointed entities (or their relevant affiliates) upon the execution by such appointed entity (and any relevant affiliate) of customary joinder documentation or the Bridge B Facility Documentation, as the case may be.

JPMS, in consultation with you, will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders.

To assist JPMS in its syndication efforts, you agree (a)(i) to promptly prepare and provide to JPMS and JPMCB all financial and other information with respect to FCX and the transactions contemplated hereby and (ii) to use commercially reasonably efforts to promptly provide to JPMS and JPMCB all financial and other information with respect to the Target, in each case as JPMS and JPMCB may reasonably request in connection with the arrangement and syndication of the Bridge B Facility, and (b) to promptly prepare and provide to JPMS and JPMCB financial projections with respect to FCX and the Target (on a consolidated basis after giving effect to the Transactions) for the fiscal years 2013 through 2016 and such other financial projections that are reasonably requested by JPMS or any potential Lender (collectively, the “Projections”). It is agreed that Projections will not be distributed to prospective Lenders’ public-side employees and representatives who do not wish to receive material non-public information (within the meaning of the United States federal securities laws) with respect to you, the Target, the transactions contemplated hereby, your and the Target’s affiliates and any of your and the Target’s securities and who may be engaged in investment and other market-related activities with respect to your, the Target’s or your or the Target’s affiliates’ securities or loans.

To facilitate an orderly and successful syndication of the Bridge A Facility, you agree that, until the earlier of a Successful Syndication and the date that is 90 days after the Closing Date, you will not, will not permit any of your subsidiaries to, and will use your reasonable best efforts to cause the Target and its subsidiaries not to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, any competing debt financings (other than in respect of (i) the Senior Debt, (ii) the Bridge B Facility, (iii) proposed credit facilities contemplated by the separate bridge commitment letters between us dated the date hereof, or permanent financings in place thereof or to refinance such credit facilities as contemplated by separate commitment letters or engagement letters between us, in each case relating to the financing (or refinancing) of transactions contemplated by your acquisition of all the equity interests of Plains Exploration & Production Company (the “PXP Acquisition”), (iv) borrowings under FCX’s existing Revolving Credit Agreement or existing credit facilities of the Target, (v) the refinancing and replacement of your existing Revolving Credit Agreement with a new revolving credit facility in an aggregate principal amount

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not to exceed $3,000,000,000, or the arrangement of incremental commitments under the existing Revolving Credit Agreement in an amount not in excess of $1,500,000,000, (vi) project level financings for particular projects, (vii) financings by non-wholly owned subsidiaries, (viii) capital lease financings, (ix) working capital and capital expenditure financings at subsidiaries, (x) intercompany debt and (xi) other credit facilities and debt issuances in an aggregate principal amount for all such facilities taken together not to exceed $100,000,000) which, in the reasonable judgment of JPMS and JPMCB, would be likely to materially and adversely affect the syndication of the Bridge A Facility.

You hereby represent (which representation is provided to the best of your knowledge insofar as it applies to information concerning the Target and its subsidiaries and businesses) that (a)(i) all information that has been or will be filed by FCX with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”), and (ii) all information that has been or will be filed by the Target with the SEC pursuant to Section 13 of the Act, in each case other than the Projections and other than information of a general economic or industry specific nature (collectively, together with the information referred to in sub-clause (i) of this paragraph, the “Information”), that has been or will be made available to JPMS or JPMCB by you or any of your representatives, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to JPMS or JPMCB by or on behalf of you or your representatives have, in each case, been and will be prepared in good faith based upon assumptions that are reasonable at the time made. You understand that in arranging and syndicating the Bridge B Facility JPMS will be using and relying on the Information without independent verification thereof. JPMS and JPMCB acknowledge and agree that the periodic reports and other information of FCX or the Target filed with the SEC pursuant to Section 13 of the Act speak as of the date of such reports and the information contained therein and not of any subsequent time and, therefore, the representation set forth in clause (a) of this paragraph is applicable to the information contained in such reports or other filings only as of the date of such reports or filings. JPMS and JPMCB acknowledge that FCX makes no representation with respect to any information distributed by JPMS or JPMCB in connection with the syndication of the Bridge B Facility, other than the representations set forth in the first sentence of this paragraph. Notwithstanding anything to the contrary contained herein, the representation in clause (a) of the first sentence of this paragraph shall not apply to forward-looking information in filings made by FCX or the Target with the SEC pursuant to Section 13 of the Act, and FCX shall have no liability with respect to such forward-looking information, except to the extent that it or the Target would have liability to investors in its public securities under the Act after the application of Section 21E of the Act.

As consideration for the Bridge B Commitment hereunder and the agreement of JPMS to structure, arrange and syndicate the Bridge B Facility, you agree to

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pay, as and when due and payable to JPMS and JPMCB, the fees set forth in Annex I to the Bridge B Term Sheet and in the Fee Letter.

The Bridge B Commitment hereunder and the agreement of JPMS to perform the services described herein are subject to (a) there not having occurred any event or circumstance that has resulted in a MMR Material Adverse Effect (as defined in Exhibit D hereto); (b) the structure of the Transactions and the capitalization, structure and equity ownership of FCX and its subsidiaries after giving effect to the Transactions being consistent in all material respects with the terms set forth in the Commitment Letters and the exhibits thereto; (c) the negotiation, execution and delivery of definitive credit documentation consistent with the Commitment Letters, the Term Sheets and the other exhibits to the Commitment Letters and otherwise reasonably satisfactory to JPMCB; (d) the other conditions set forth herein or referred to in the Bridge B Term Sheet, the other exhibits to this Bridge B Commitment Letter, and, if applicable, the flex provisions of the Fee Letter relating to the pledge of collateral in certain circumstances; and (e) after giving pro forma effect to the Transactions, FCX’s compliance with the financial covenants included in the Bridge B Term Sheet, calculated as of the last day of the fiscal quarter most recently completed prior to the Closing Date for which financial statements shall have been delivered pursuant to the Revolving Credit Agreement (provided that, solely for purposes of calculating such pro forma compliance with the Total Leverage Ratio on the Closing Date, “Total Debt” will be calculated net of the sum of (i) 100% of Available Domestic Cash (as defined in the Revolving Credit Agreement) plus (ii) 50% of the aggregate amount of cash and Permitted Investments (as defined in the Revolving Credit Agreement) held in accounts outside the United States that are not subject to any liens securing indebtedness or other obligations). Except as set forth in this paragraph, in the immediately following paragraph, under the heading “Conditions Precedent to Effectiveness” in the Bridge A Term Sheet, in Exhibit C to this Bridge A Commitment Letter and, if applicable, the flex provisions of the Fee Letter relating to the pledge of collateral in certain circumstances, there are no condition precedents to the availability of the Bridge A Facility. The terms and conditions of the Bridge B Commitment hereunder and of the Bridge B Facility that are not covered or made clear by the provisions hereof and of the Bridge B Term Sheet are subject to the reasonable approval and agreement of JPMS, JPMCB and FCX.

Notwithstanding anything in this Bridge B Commitment Letter, the Bridge B Term Sheet, the Fee Letter or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (a) the only representations (and related defaults) relating to FCX, the Target or any of your or its respective subsidiaries the making of which shall be a condition to the availability of the Bridge B Facility on the Closing Date shall be (i) such of the representations made by or with respect to MMR or its subsidiaries in the Acquisition Agreement as are material to the interests of the Lenders (but only to the extent that FCX has the right to terminate (or not perform) its obligations under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement (determined without regard to any waiver, amendment or other modification of the Acquisition Agreement)) (the “Specified Acquisition Agreement Representations”) and (ii) the Specified Representations (as defined below), and (b) the terms of the documentation for the Bridge B Facility shall be

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such that they do not impair the availability of the Bridge B Facility on the Closing Date if the conditions set forth in this Bridge B Commitment Letter, the Bridge B Term Sheet, Exhibit C to this Bridge B Commitment Letter and, if applicable, the flex provisions of the Fee Letter relating to the pledge of collateral in certain circumstances are satisfied. “Specified Representations” means the representations of FCX relating to corporate power and authority to enter into the Bridge B Facility Documentation, due execution, delivery and enforceability of such Bridge B Facility Documentation, Federal Reserve margin regulations, the Investment Company Act, no conflicts between (x) the definitive documentation for the Bridge B Facility and (y) the organization documents of FCX, in each case after giving pro forma effect to the Transactions, and solvency of FCX, the Target and your and its respective subsidiaries on a consolidated basis on the Closing Date after giving pro forma effect to the Transactions.

You agree (a) to indemnify and hold harmless JPMS, JPMCB, their affiliates and their respective officers, directors, members, employees, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with any claim, litigation, investigation or proceeding (any of the foregoing, a “Proceeding”) relating to this Bridge B Commitment Letter, the Bridge B Term Sheet, the Fee Letter, the Transactions, the Bridge B Facility or the use of the proceeds thereof, regardless of whether any Indemnified Person is a party thereto, and to reimburse each Indemnified Person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to result from the gross negligence, bad faith or willful misconduct of such Indemnified Person, and (b) to reimburse each of JPMCB, JPMS and their respective affiliates for all reasonable and documented out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses and reasonable fees, charges and disbursements of outside counsel) incurred in connection with the Bridge B Facility and any related documentation (including, without limitation, this Bridge B Commitment Letter, the Bridge B Term Sheet, the Fee Letter and the definitive financing documentation). No Indemnified Person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Bridge B Facility.

You acknowledge and agree that in connection with all aspects of the transactions contemplated hereby, and any communications in connection therewith, you, on the one hand, and JPMS, JPMCB and any of their affiliates through which they may be acting, on the other hand, have had and will have an arms-length business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of JPMS, JPMCB or such affiliates, and each party hereto agrees that no such duty will be deemed to have arisen in connection with any such transactions or communications. To the fullest extent permitted by law, you hereby waive and release any claims that you may

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have against JPMS or JPMCB with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Bridge B Commitment Letter. Additionally, FCX acknowledges and agrees that, as Arranger, JPMS is not advising FCX as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. FCX shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and none of JPMCB, JPMS or any of their respective affiliates shall have any responsibility or liability to FCX with respect thereto.

You acknowledge that JPMS, JPMCB and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Each of JPMCB and JPMS agrees that neither it nor any of its affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this Bridge B Commitment Letter in connection with the performance by it of services for other companies or furnish any such information to other companies. You also acknowledge that neither JPMCB nor JPMS has any obligation to use in connection with the transactions contemplated by this Bridge B Commitment Letter, or to furnish to you, confidential information obtained by it or its affiliates from other companies.

Each of JPMS and JPMCB hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow you to be identified in accordance with the PATRIOT Act. This notice is given in accordance with the PATRIOT Act and is effective as to JPMS, JPMCB and each Lender.

Neither this Bridge B Commitment Letter nor the Bridge B Commitment hereunder shall be assignable by you without the prior written consent of JPMS and JPMCB (and any purported assignment without such consent shall be null and void). This Bridge B Commitment Letter and the Bridge B Commitment hereunder are intended to be solely for the benefit of the parties hereto and Indemnified Persons and are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Persons. This Bridge B Commitment Letter may not be amended or waived except by an instrument in writing signed by you, JPMS and JPMCB. This Bridge B Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Bridge B Facility and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreement among the parties hereto with respect to the Bridge B Facility. Any and all obligations of, and services to be provided by, JPMS or JPMCB hereunder may be performed, and any and all rights of JPMS or JPMCB hereunder may be exercised, by or through their respective affiliates. This Bridge B Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an

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executed counterpart of a signature page of this Bridge B Commitment Letter by facsimile or other electronic imaging means shall be effective as delivery of a manually executed counterpart.

This Bridge B Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. You hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any state or Federal court sitting in the County of New York over any suit, action or proceeding arising out of or relating to the Bridge B Facility, the Transactions, this Bridge B Commitment Letter or the Fee Letter or the performance of services hereunder or thereunder. You agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process for any suit, action or proceeding brought in any such court. You hereby irrevocably and unconditionally, to the fullest extent permitted under applicable law, waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. You hereby irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the Bridge B Facility, the Transactions, this Bridge B Commitment Letter or the Fee Letter or the performance of services hereunder or thereunder.

The compensation, indemnification, expense and cost reimbursement, jurisdiction and confidentiality provisions contained in this Bridge B Commitment Letter and the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation for the Bridge B Facility shall be executed and delivered and notwithstanding the termination of this Bridge B Commitment Letter or the Bridge B Commitment hereunder.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., New York City time, on December 5, 2012, failing which this Bridge B Commitment Letter will terminate. If the closing of the Facilities shall not have occurred by September 5, 2013, the Bridge B Commitment and the agreements of JPMS hereunder shall terminate unless the parties hereto agree to extend such date.

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JPMCB and JPMS are very pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK, N.A.,

by	/s/ Peter S. Predun
	Name:	Peter S. Predun
	Title:	Executive Director

J.P. MORGAN SECURITIES LLC,

by	/s/ Thomas D. Cassin
	Name:	Thomas D. Cassin
	Title:	Managing Director

[Signature Page to Commitment Letter]

Accepted and agreed to as of

the date first above written:

FREEPORT-MCMORAN COPPER & GOLD INC.

by	/s/ Kathleen Quirk
	Name:	Kathleen Quirk
	Title:	Executive Vice President Chief Financial Officer and Treasurer

[Signature Page to Commitment Letter]

CONFIDENTIAL	EXHIBIT A
December 5, 2012

PROJECT MAINE

$1,447,000,000 364-Day Senior Bridge B Facility

Transactions Description

You have advised us of the following:

(a) You will either (i) issue or borrow an aggregate principal amount of $2,500,000,000 of indebtedness consisting of (A) senior unsecured notes (the “Senior Notes”) in a public offering or Rule 144A or other private placement and/or (B) term loans (the “Term Loans” and, together with the Senior Notes, the “Senior Debt”) or (ii) to the extent you are unable to issue or borrow the Senior Debt prior to the date of the consummation of the Acquisition, borrow up to $2,500,000,000 less the amount of Senior Debt issued or borrowed prior to the Closing Date in aggregate principal amount of senior unsecured bridge loans under the Facilities (the “Bridge Loans”) on the terms and conditions set forth in the Commitment Letters and the Term Sheets.

(b) The proceeds of the Senior Debt or the Bridge Loans, as applicable, will be used by FCX, along with cash on hand and the issuance of shares of common stock of FCX, to (i) acquire all of the equity interests of MMR (the “Acquisition”) pursuant to an agreement and plan of merger to be entered into among FCX, MMR and one or more subsidiaries of FCX (as in effect on the date hereof, the “Acquisition Agreement”) and (ii) repay any indebtedness of the Target that would become due or otherwise default upon consummation of the Acquisition.

(c) FCX will pay fees and expenses relating to the Bridge Loans and, if incurred, the Senior Debt and other costs arising out of or resulting from the Transactions (collectively, the “Transaction Costs”).

The transactions described above are collectively referred to herein as the “Transactions”.

A-1

CONFIDENTIAL	EXHIBIT B
December 5, 2012

PROJECT MAINE

$1,447,000,000 364-Day Senior Bridge B Facility

Summary of Principal Terms and Conditions1

Borrower:	Freeport-McMoRan Copper & Gold Inc. (“FCX” or the “Borrower”).

Administrative Agent:	JPMorgan Chase Bank, N.A. (“JPMCB”) will act as sole administrative agent for the Bridge B Facility (in such capacity, the “Administrative Agent”).

Lead Arranger and Bookrunner:	J.P. Morgan Securities LLC will act as sole lead arranger and sole bookrunner (in such capacities, the “Arranger”).

Lenders:	A syndicate of banks and financial institutions, including JPMCB, arranged by the Arranger and reasonably acceptable to the Borrower (collectively, the “Lenders”).

Facility:

A 364-day senior unsecured bridge term loan facility (the “Bridge B Facility”) in an aggregate principal amount of up to $1,447,000,000 (together with the Bridge A Facility Amount, the “Facilities Amount”).

The Facilities Amount shall be permanently reduced dollar-for-dollar by an amount equal to (a) 100% of the aggregate net cash proceeds received by the Borrower or any of its subsidiaries from the consummation of any Debt Offering and (b) 50% of the aggregate net cash proceeds received by the Borrower or any of its subsidiaries from the consummation of any Equity Offering, in each case, subsequent to the date hereof and on or prior to the Closing Date. In addition (but without duplication of clause (a) above), the Facilities Amount shall be permanently reduced dollar-for-dollar by an amount equal to the aggregate commitments under any definitive documentation for the Term Loans that is executed subsequent to the date hereof and on or prior to the Closing Date.

“Debt Offering” means any incurrence of debt for borrowed money (including any issuance of the Senior Notes, the borrowing of Term Loans, or the issuance or borrowing of other debt securities (including convertible debt securities)

[1]	All capitalized terms used but not defined herein have the meanings given to them in the Bridge B Commitment Letter to which this term sheet is attached.

issued in a public offering, private placement or otherwise) by the Borrower or any of its subsidiaries, other than (a) intercompany debt and (b) debt under (i) the Borrower’s existing revolving credit agreement dated as of March 30, 2011, among the Borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, and any increases in an aggregate principal amount of up to $1,500,000,000 in commitments thereunder, or pursuant to any new revolving credit facility in an aggregate amount not in excess of $3,000,000,000 that entirely replaces and refinances such existing agreement (such existing, augmented or replacement revolving credit facility, the “Revolving Credit Agreement”), (ii) credit facilities contemplated by the separate bridge commitment letters between us dated the date hereof (collectively, the “PXP Bridge Facility”), or permanent financings in place thereof or to refinance such credit facilities as contemplated by separate commitment letters or engagement letters between us, in each case relating to the financing (or refinancing) of transactions contemplated by the PXP Acquisition, (iii) project level financings for particular projects, (iv) financings by non-wholly owned subsidiaries, (v) working capital and capital expenditure financings at subsidiaries, (vi) capital lease financings, (vii) the Bridge A Facility and (viii) other credit facilities and debt issuances in an aggregate principal amount for all such facilities and issuances taken together not to exceed $100,000,000.

“Equity Offering” means any issuance of equity or equity-linked securities (in a public offering or private placement) by the Borrower (excluding (i) equity issued pursuant to any ordinary course employee stock plan or employee compensation plan approved by the Board of FCX and (ii) equity issued in exchange for equity interests of the Target on the Closing Date in connection with the Acquisition).

The aggregate net cash proceeds of any Debt Offering and the aggregate net proceeds of any Equity Offering, and commitments under definitive documentation for Term Loans executed on or prior to the Closing Date, in each case that are to be applied to reduce the Facilities Amount may be allocated to one or both of the Facilities in such amounts as JPMCB, in its sole discretion, may determine.

Purpose:	The proceeds of the Bridge Loans borrowed under the Facilities will be used by the Borrower, together with cash on hand, proceeds, if any, from Debt Offerings, and the issuance of shares of common stock of FCX, solely to (a) to pay the consideration in accordance with the Acquisition Agreement, (b) repay any indebtedness of the Target that would become due or otherwise default upon consummation of the Acquisition and (c) pay the Transaction Costs.

Availability:	The Bridge B Facility may be drawn, in whole or in part, in a single drawing on the date on which the Acquisition is consummated (the “Closing Date”). Amounts repaid under the Bridge B Facility may not be reborrowed. The Bridge B Commitment in respect of any portion of the Bridge B Facility that is not drawn on the Closing Date shall terminate.

Interest Rates and Fees:	As set forth on Annex I hereto.

Maturity and Amortization:	The Bridge B Facility will mature on the date that is 364 days after the Closing Date (the “Maturity Date”), and will require no scheduled amortization.

Security:	Unsecured.

Guarantees:	All obligations of the Borrower under the Facilities will be unconditionally guaranteed by each subsidiary of the Borrower that guarantees the obligations under the Revolving Credit Agreement, any other bank credit facility of FCX, the Senior Debt or other capital market indebtedness of FCX or any of its subsidiaries (collectively, “Other Senior Debt”). Provided that no default or event of default then exists, any such guarantee by a subsidiary of obligations of the Borrower under the Facilities will be released when all guarantees by such subsidiary of the obligations of the Borrower under (i) the Revolving Credit Agreement, (ii) any other bank credit facility of FCX, (iii) the Senior Debt, if any, and (iv) Other Senior Debt cease to exist.

Mandatory Prepayment:	The Borrower will be required to prepay pro rata the portion the Bridge Loans attributable to the Bridge B Facility (the “Bridge B Loans”) and the portion of the Bridge Loans attributable to the Bridge A Facility at par plus accrued and unpaid interest from (a) the net cash proceeds of the sale of any assets outside the ordinary course of business, subject to reinvestment rights and other exceptions to be agreed upon, (b) the net cash proceeds of any Debt Offering and (c) 50% of the net cash proceeds of any Equity Offering; provided, however, that any such net proceeds may, if the PXP Bridge Facility is outstanding, be applied on a pro rata basis to the prepayment of the Facilities and the PXP Bridge Facility, in accordance with the relative outstanding amounts thereof.

Optional Prepayment:	The Borrower may at any time in whole or in part prepay Bridge B Loans without premium or penalty, subject to reimbursement of redeployment costs if prepayment of a LIBOR loan occurs other than at the end of an applicable interest period.

Documentation:

The Bridge B Facility will be made available under a credit agreement to be entered into by the Borrower (the “Bridge Loan Agreement”, which may also document the Bridge A Facility and the PXP Bridge Facility), which will contain the following provisions:

Representations and Warranties:

Substantially similar to those contained in the existing Revolving Credit Agreement, modified as appropriate for the Transactions, including:

(1)    organization and powers

(2)    authorization and enforceability

(3)    governmental approvals, no conflicts after giving pro forma effect to the Transactions

(4)    financial information, absence of material adverse change

(5)    title to properties

(6)    litigation and environmental matters

(7)    compliance with laws and agreements

(8)    Investment Company Act

(9)    payment of taxes

(10)  disclosure

(11)  compliance with ERISA

(12)  labor matters

(13)  insurance

(14)  compliance with margin regulations

(15)  pari passu status (after giving effect to guarantees)

(16)  solvency on the Closing Date (on a consolidated basis after giving pro forma effect to the Transactions)

(17)  OFAC and FCPA matters

Affirmative Covenants:

Substantially similar to those contained in the existing Revolving Credit Agreement, modified as appropriate for the Transactions, including:

(1)    delivery of financial statements and other information

(2)    delivery of notices of material events

(3)    conduct of business and maintenance of existence and rights

(4)    payment of taxes

(5)    maintenance of insurance

(6)    maintenance of books and records, inspection rights

(7)    compliance with laws; environmental reports

(8)    use of proceeds

Negative Covenants:

Substantially similar to those contained in the existing Revolving Credit Agreement, including:

(1)    limitations on liens (including sale and leaseback transactions)

(2)    limitations on fundamental changes (including limit on sale of all or substantially all assets)

(3)    limitations on changes in fiscal year

(4)    limitations on subsidiary indebtedness

(5)    limitations on prepayment of certain indebtedness (with exceptions to be agreed, including the redemption of acquired indebtedness that is scheduled or made subject to a basket)

Financial Covenants:

Interest Expense Coverage Ratio: Ratio of Consolidated EBITDAX to Consolidated Interest Expense for each period of four consecutive fiscal quarters not to be less than 2.50 to 1.00.

Total Leverage Ratio: Ratio of Total Debt at the end of any fiscal quarter to Consolidated EBITDAX for the four quarter period then ending not to exceed 3.75 to 1.00.

The definitions of “Consolidated Interest Expense” and “Total Debt” shall be as set forth in the Revolving Credit Agreement. The definition of “Consolidated EBITDAX” will be substantially the same as the definition of “Consolidated EBITDA” set forth in the Revolving Credit Agreement, except for provisions relating to the add back of exploration costs.

Events of Default:

Substantially similar to those contained in the existing Revolving Credit Agreement, modified as appropriate for the

Transactions, including:

(1)    failure to pay principal when due

(2)    failure to pay interest, fees or other amounts subject to a grace period of five business days

(3)    material inaccuracy of representations and warranties

(4)    failure to observe or perform covenants (subject, in the case of certain covenants, to a 30-day grace period)

(5)    cross payment default and cross acceleration to other material indebtedness

(6)    certain bankruptcy or insolvency events affecting the Borrower or material subsidiaries

(7)    certain undischarged judgments

(8)    certain ERISA events

(9)    certain nationalization, condemnation or expropriation actions by governmental authorities

(10)  Change in Control

Conditions Precedent to Effectiveness:

Execution and delivery of the Bridge Loan Agreement; delivery of satisfactory evidence of authority; delivery of satisfactory legal opinions; execution and delivery of definitive documentation in respect of the guarantees described above under the heading “Guarantees”; accuracy of representations and warranties and the Specified Acquisition Agreement Representations (in each case subject to paragraph 12 of the Bridge B Commitment Letter); and compliance with financial covenants after giving pro forma effect to the Transactions (calculated in the case of the Total Leverage Ratio in the manner set forth in paragraph 11 of the Commitment Letter).

Under the Bridge B Facility Documentation, the availability of the Bridge B Facility will also be subject to the conditions precedent set forth in Exhibit C to the Bridge B Commitment Letter.

Yield Protection and Tax Indemnity:	Usual and customary for facilities and transactions of this type.

Amendments and Waivers:	Amendments and waivers of the Bridge Loan Agreement will require the approval of Lenders holding not less than a majority of the aggregate loans under the Bridge Loan Agreement; provided that (a) the consent of each affected Lender will be required with respect to (i) reductions in the unpaid principal amount or extensions of the scheduled date for the payment of principal of any loan, (ii) reductions in interest rates or fees or extensions of the dates for payment thereof and (iii) increases in the amounts or extensions of the expiry date of the Lenders’ loans, (b) the consent of 100% of the Lenders will be required with respect to (i) modifications of the pro rata provisions of the
Bridge Loan Agreement, (ii) modifications of the waivers and amendments section and (iii) modification of the definition of “Required
Lenders” and (c) the consent of the Administrative Agent will be required to amend, modify or otherwise affect its rights and duties.

Assignments and Participations:

The Lenders shall be permitted to assign and sell their loans in whole or in part under the Facilities in a minimum amount equal to $10,000,000 and in integral multiples of $5,000,000 (or the remaining amount of a Lender’s loans, if less than $5,000,000), subject to the consent of the Administrative Agent and, unless a payment or bankruptcy-related Event of Default has occurred and is continuing or the assignment is to a Lender or an affiliate of a Lender, the Borrower (which consent in each case shall not be unreasonably withheld). The Administrative Agent will receive a processing and recordation fee of $3,500, payable by the assignor and/or the assignee, with each assignment. Assignments will be by novation.

The Lenders will be permitted to participate loans without restriction; provided, however, that any participation shall not relieve the participating Lender of its obligations under the Bridge B Facility. Voting rights of participants shall be limited to customary matters.

Expenses and Indemnification:

All reasonable out-of-pocket expenses (including but not limited to expenses incurred in connection with due diligence) of the Administrative Agent and the Arranger associated with the syndication of the Bridge B Facility and the preparation, execution, delivery, administration, waiver or modification and enforcement of the Bridge Loan Agreement (including but not limited to the reasonable and documented fees, disbursements and other charges of counsel) are to be paid by the Borrower. In addition, all reasonable out-of-pocket expenses of the Administrative Agent, the Arranger and the Lenders (including the fees, disbursements and other charges of counsel) for enforcement costs and documentary taxes associated with the Bridge B Facility are to be paid by the Borrower.

The Borrower will indemnify the Administrative Agent, the Arranger and the Lenders and their officers, directors, employees, affiliates, agents and controlling persons and hold them harmless from and against all costs, expenses (including but not limited to reasonable fees, disbursements and other charges of counsel)
and liabilities of any such indemnified person arising out of or relating to any claim, litigation or other proceedings (regardless of whether such indemnified person is a party thereto) relating to or arising out of the
Bridge B Facility; provided, however, that any indemnity shall not, as to any indemnitee, be available to the extent that such costs, expenses or liabilities are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from its own gross negligence, bad faith or willful misconduct.

Counsel for the Arranger and the Administrative Agent:	Cravath, Swaine & Moore LLP.

Governing Law and Forum:	New York.

ANNEX I

Interest Rates:

The interest rates under the Bridge B Facility will be, at the Borrower’s option, at the following rates per annum:

(a) Adjusted LIBOR plus the Applicable Margin; or

(b) ABR plus the Applicable Margin.

Interest on overdue amounts will accrue, in the case of principal, at the otherwise applicable rate plus 2.0% and, in the case of other amounts, at the interest rate applicable to ABR loans plus 2.0%.

As used herein:

“ABR” means the highest of (i) the rate of interest publicly announced from time to time by
JPMCB as its prime rate in effect at its principal office in New York City (the “Prime Rate”),
(ii) the federal funds effective rate from time to time plus 0.5% (the “Federal Funds Rate”)
and (iii) Adjusted LIBOR in effect on any day for an interest period of one month plus 1.00%.

“Adjusted LIBOR” means the London interbank offered rates, as reflected on the applicable
Reuters screen (adjusted for statutory reserve requirements for eurocurrency liabilities), at which eurodollar deposits for one, two, three or six months or, if available to each Lender, nine months (as selected by the Borrower), are offered in the interbank eurodollar market.

“Applicable Margin” means a rate per annum determined from time to time based on (a) the then-current credit ratings (“Ratings”) applicable to the Index Debt assigned by S&P and
Moody’s and (b) the number of days elapsed since the Closing Date as of such time, as set forth in Schedule A below.

“Index Debt” means senior, unsecured, long-term indebtedness for borrowed money of FCX that is not guaranteed by any other person or subject to any other credit enhancement, other than the unsecured guarantees by the guarantors of the Bridge Loans.

Interest Payment Dates:

(A) In the case of ABR loans, quarterly in arrears.

(B) In the case of Adjusted LIBOR loans, on the last day of each interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Calculation of interest in respect of ABR loans shall be on the basis of actual days elapsed in a 365-day year when ABR is based on the Prime
Rate and a 360-day year when ABR is based on the Federal Funds Rate.
Calculation of interest in respect of Adjusted LIBOR loans and fees shall be on the basis of actual days elapsed in a 360-day year.

Duration Fees:

Duration Fees will be payable on the aggregate principal amount of the Bridge B Facility outstanding on the dates set forth below as follows:

(a) on the date that is 90 days after the Closing Date: 0.50%;

(b) on the date that is 180 days after the Closing Date: 0.75%; and

(c) on the date that is 270 days after the Closing Date: 1.00%.

Duration Fees will be payable to each of the Lenders under the Bridge B Facility pro rata based on its share of the Bridge B Facility.

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SCHEDULE A to

ANNEX I

	LEVEL
	1. BBB+ / Baa1 or higher		2. BBB / Baa2		3. BBB- / Baa3		4. BB+ / Ba1		5. BB/Ba2 or lower
Period (based on the number of days after the Closing Date)	Eurodollar Spread (bps per annum)	ABR Spread (bps per annum)	Eurodollar Spread (bps per annum)	ABR Spread (bps per annum)	Eurodollar Spread (bps per annum)	ABR Spread (bps per annum)	Eurodollar Spread (bps per annum)	ABR Spread (bps per annum)	Eurodollar Spread (bps per annum)	ABR Spread (bps per annum)
Closing Date through the 90th day	125.0	25.0	150.0	50.0	175.0	75.0	200.0	100.0	225.0	125.0
91st day through the 180th day	150.0	50.0	175.0	75.0	200.0	100.0	225.0	125.0	250.0	150.0
181st day through the 270th day	175.0	75.0	200.0	100.0	225.0	125.0	250.0	150.0	275.0	175.0
271st day and thereafter	200.0	100.0	225.0	125.0	250.0	150.0	275.0	175.0	300.0	200.0

For purposes of the foregoing, (i) if either Moody’s or S&P shall not have in effect a Rating (other than by reason of the circumstances referred to below), then the Borrower and the Lenders shall negotiate in good faith to agree upon another rating agency to be substituted by an amendment to the Bridge Loan Agreement for the rating agency which shall not have a Rating in effect, and pending the effectiveness of such amendment, the Applicable Margin shall be determined by reference to the available Rating; (ii) if the Ratings established or deemed to have been established by Moody’s and S&P shall fall within different Levels, the Applicable Margin shall be based on the higher of the two Ratings unless one of the two Ratings is two or more Levels lower than the other, in which case the Applicable Margin shall be determined by reference to the Level next below that of the higher of the two Ratings; and (iii) if the Rating established or deemed to have been established by Moody’s and S&P shall be changed (other than as a result of a change in the rating system of Moody’s or S&P), such change shall be effective as of the date on which it is first announced by the applicable rating agency. Each change in the Applicable Margin shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of Moody’s or S&P shall change, or if either such rating agency shall cease to be in the business of rating corporate debt obligations, the Borrower and the Lenders shall negotiate in good faith to amend the definition of “Applicable Margin” to reflect such changed rating system or the unavailability of ratings from such rating agency and, pending the effectiveness of any such amendment, the Applicable Margin shall be determined by reference to the Rating most recently in effect prior to such change or cessation.

CONFIDENTIAL	EXHIBIT C
December 5, 2012

PROJECT MAINE

$1,447,000,000 364-Day Senior Bridge B Facility

Summary of Additional Conditions Precedent

Capitalized terms used but not defined in this Exhibit C shall have the meanings set forth in the Bridge B Commitment Letter.

Under the Bridge B Facility Documentation (as defined in the Bridge B Commitment Letter), the borrowing under the Bridge B Facility shall be subject to the following conditions precedent:

(a) The Acquisition shall have been consummated, or substantially simultaneously with the initial borrowing under the Facilities shall be consummated, in accordance with applicable law and the Acquisition Agreement (and no provision of the Acquisition Agreement shall have been waived, amended, supplemented or otherwise modified in a manner material and adverse to the Lenders without the consent of the Arranger). The Arranger shall have received certified copies of the documentation relating to the Acquisition that has been received by FCX, except to the extent that the provision thereof to the Arranger is prohibited by law or any applicable confidentiality agreements. The terms of any other agreements that are material to the interests of the Lenders entered into in connection with the Acquisition shall not be inconsistent in any material respect with the terms of the Commitment Letters, the exhibits thereto, and the Acquisition Agreement, as applicable.

(b) The Arranger shall have received a pro forma consolidated balance sheet of FCX as of the date of the most recent consolidated balance sheet delivered pursuant to the Revolving Credit Agreement and a pro forma statement of operations for the most recent fiscal year, interim period (if available) and 12-month period ending on the last day of such interim period, in each case giving effect to the Transactions, the other transactions related thereto and any other transactions (including adjustments in respect of pending or completed acquisitions) that would be required to be given pro forma effect by Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and such other adjustments as are customary for similar financings or as otherwise agreed between FCX and the Arranger.

(c) One or more investment banks reasonably satisfactory to the Arranger (collectively, the “Investment Bank”) shall have been engaged to publicly sell or privately place the Senior Notes, and the Arranger and the Investment Bank each shall have received a complete printed preliminary prospectus or preliminary offering memorandum or preliminary private placement memorandum (collectively, an “Offering Document”) suitable for use in a customary “road show” relating to the Senior Notes, which contains all financial statements and other data required to be included therein (including all audited financial statements, all unaudited financial statements (which shall have been reviewed by the independent accountants for MMR and FCX, as applicable, as provided, to the extent required, in the procedures specified by the Public Company

Accounting Oversight Board in AU 722) and all appropriate pro forma financial statements, in each case, prepared in accordance with, or reconciled to, generally accepted accounting principles in the United States and prepared in accordance with Regulation S-X under the Securities Act, except to the extent otherwise agreed to by the Borrower and the Arranger), and such other data (including selected financial data) that the SEC would require in a registered offering of the Senior Notes or that would be necessary for the Investment Bank to receive customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering of the Senior Notes and (i) if any portion of the Senior Notes has been issued, in connection with such issuance, the Investment Bank shall have received a customary comfort letter (which shall provide “negative assurance” comfort) from the independent accountants for MMR and FCX (and any predecessor accountant or acquired company accountant) and for any other entity subject to a pending or completed acquisition to the extent financial statements of MMR or FCX or any acquired company or any acquired business or assets audited or reviewed by such accountants are or would be included in any Offering Document) and (ii) if no portion of the Senior Notes has been issued prior to the Closing Date, the independent accountants for MMR and FCX (and any predecessor accountant or acquired company accountant) and for any other entity subject to a pending or completed acquisition to the extent financial statements of MMR or FCX or any acquired company or any acquired business or assets audited or reviewed by such accountants are or would be included in any Offering Document) shall have delivered a draft of a customary comfort letter (which shall provide “negative assurance” comfort) that they would have delivered if the Senior Notes were issued on the Closing Date.

(d) The Arranger shall have received, at least five business days prior to the Closing Date, all documentation and other information that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act to the extent such documentation and other information was requested at least ten days prior to the Closing Date.

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CONFIDENTIAL	EXHIBIT D
December 5, 2012

PROJECT MAINE

$1,447,000,000 364-Day Senior Bridge B Facility

“MMR Material Adverse Effect” Definition

Capitalized terms used but not defined in this Exhibit D shall have the meanings assigned to such terms in the Acquisition Agreement.

“MMR Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that has had, or would reasonably be expected to have, a material adverse effect on (A) the ability of MMR to consummate the Acquisition and the other transactions contemplated by the Acquisition Agreement or (B) the business, condition (financial or otherwise) or results of operations of MMR and its Subsidiaries (as defined in the Acquisition Agreement), taken as a whole, other than any event, circumstance, change, effect, development or occurrence resulting from or arising out of: (1) changes in Law (as defined in the Acquisition Agreement) or GAAP (or authoritative interpretations thereof), (2) changes in general economic, financial or other capital market conditions (including prevailing interest rates) or political or regulatory conditions, (3) any changes or developments generally in the industries or markets in which MMR or any of its Subsidiaries conducts its business, (4) any natural disaster or act of God (including storms and hurricanes), (5) any act of terrorism or outbreak or escalation of hostilities or armed conflict, (6) the announcement or the existence of, compliance with or performance under, the Acquisition Agreement or the transactions contemplated thereby, including (i) the identity of the acquirer, (ii) any delays or cancellations of orders, Contracts (as defined in the Acquisition Agreement) or payments for MMR’s products or services, (iii) any loss of customers or suppliers or changes in such relationships or (iv) any loss of employees or labor dispute or employee strikes, slowdowns, job actions or work stoppages or labor union activities, (7) changes in the share price or trading volume of MMR Common Stock (as defined in the Acquisition Agreement) (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, and be taken into account in determining whether there has been or would be reasonably likely to be a MMR Material Adverse Effect), (8) any failure, in and of itself, by MMR to meet any internal or published projections or forecasts in respect of revenues, earnings or other financial or operating metrics (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, and be taken into account in determining whether there has been or would be reasonably likely to be a MMR Material Adverse Effect), (9) any taking of any action consented to by, or at the request of, FCX or Merger Sub (as defined in the Acquisition Agreement), (10) changes in the prices of Hydrocarbons (as defined in the Acquisition Agreement); (11) any results in well performance that do not result from the gross negligence of MMR or any of its Subsidiaries; (12) changes in conditions or developments generally applicable to the oil and gas industry in any area or areas where the Oil and Gas Interests (as defined in the Acquisition Agreement) and its Subsidiaries are located or and (13) changes in applicable Laws or interpretations thereof by any Governmental Authority (as defined in the Acquisition Agreement), including any changes in the deductibility of drilling completion or operating costs or other taxes; except, in with respect to clauses (1) through (5), (12) and (13), to the extent having a material disproportionate effect on MMR and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which MMR and its Subsidiaries operate; provided, for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion or similar occurrence with respect to any well, pipeline or equipment operated by MMR may be taken into account in determining whether there has been a MMR Material Adverse Effect.

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